Exhibit 99.5

APPENDIX "D"

RAGING RIVER GMP FAIRNESS OPINION

1100, 311 - 6th Ave. Calgary, Alberta T2P 3H2 Tel: (403) 262-0600 Fax: (403) 262-0688

June 16, 2018

Board of Directors
Raging River Exploration Inc.
1700, 605 - 5th Avenue S.W.
Calgary, AB T2P 3H5

Dear Sirs:

GMP Securities L.P. (“GMP FirstEnergy”) understands that Raging River Exploration Inc. (“Raging River”) is considering entering into an arrangement agreement (the “Arrangement Agreement”) with Baytex Energy Corp. (“Baytex”), pursuant to which Baytex would indirectly acquire all of the issued and outstanding common shares (the “Raging River Shares”) of Raging River (the “Transaction”). Pursuant to the terms of the Arrangement Agreement, the holders of Raging River Shares (the “Raging River Shareholders”) will receive, directly or indirectly, 1.36 Baytex common shares (“Baytex Shares”) per Raging River Share (the “Consideration”). The above description is summary in nature. The specific terms and conditions of the Transaction are set out in the Arrangement Agreement and will be more fully described in the joint management information circular of Raging River and Baytex (the “Circular”), which is to be mailed to, among others, the Raging River Shareholders in connection with the Transaction.

To assist the board of directors of Raging River (the "Board") in considering the terms of the Arrangement Agreement, and the making of its recommendation in respect thereof, Raging River engaged GMP FirstEnergy to provide financial advice to the Board in reviewing and assessing potential transactions, including GMP FirstEnergy’s opinion (the "Fairness Opinion") as to whether the Consideration to be received by Raging River Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Raging River Shareholders.

Engagement of GMP FirstEnergy

GMP FirstEnergy was engaged by Raging River pursuant to an engagement agreement dated March 2, 2018 (the “Engagement Agreement”) to act as financial advisor in respect of a process to investigate, review, assess and evaluate possible strategic alternatives that may be available to Raging River and in respect of any transaction that may have resulted from such process.

GMP FirstEnergy has not been requested to prepare (and has not prepared) a valuation or appraisal of Raging River or Baytex or of any of the respective assets, liabilities or securities of Raging River or Baytex, or to express an opinion with respect to the form of the Arrangement Agreement itself, and this Fairness Opinion should not be construed as such. GMP FirstEnergy was similarly not engaged to review any legal, tax or accounting aspects of the Transaction. GMP FirstEnergy has assumed, with Raging River’s agreement, that the Transaction is not subject to the valuation requirements under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and similar securities regulatory policies.

The Engagement Agreement provides for GMP FirstEnergy to receive from Raging River, in consideration for the services provided, a fee upon delivery of the Fairness Opinion and certain other advisory fees, a portion of which is contingent upon completion of the Transaction, as well as reimbursement of all reasonable out-of-pocket expenses. In addition, Raging River has agreed to indemnify GMP FirstEnergy from and against certain liabilities arising out of the performance of professional services rendered to Raging River by GMP FirstEnergy and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary duties and does not constitute a recommendation to Raging River Shareholders. GMP FirstEnergy has received no instructions from Raging River in connection with the conclusions reached in this Fairness Opinion.

Credentials of GMP FirstEnergy

GMP FirstEnergy is a trade name of GMP Securities L.P., a leading independent investment dealer headquartered in Toronto, Canada, providing investment banking, institutional sales and trading and research services to corporate clients and institutional investors. GMP Securities L.P. provides advisory and capital market related services to Canadian oil and gas, mining, and other various industries, including investment research and the trading of equity securities and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP FirstEnergy and its principals have been involved in a significant number of transactions involving valuations of private and publicly-traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP FirstEnergy as an entity, and the form and content hereof have been approved for release by a group of professionals of GMP FirstEnergy, each of whom is experienced in mergers, acquisitions, divestitures, restructurings, valuation, fairness opinion and capital markets matters.

Relationship with Interested Parties
Neither GMP FirstEnergy nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Alberta)) of Raging River or Baytex, or any of their respective associates or affiliates (collectively, the "Interested Parties"). Neither GMP FirstEnergy nor any of its affiliates is an advisor to any of the Interested Parties with respect to the Transaction other than to Raging River pursuant to the Engagement Agreement.
Within the last 24 months, GMP FirstEnergy has not been engaged to act as a lead or syndicate member on any offering of securities of Raging River. GMP FirstEnergy acted as a syndicate member in connection with a $115 million offering of Baytex shares which closed in December 2016.
GMP FirstEnergy may in the future, in the ordinary course of business, perform financial advisory or investment banking related services for the Interested Parties or their successors. GMP FirstEnergy does not believe that any of these relationships affect GMP FirstEnergy’s independence with respect to this Fairness Opinion. GMP FirstEnergy acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Raging River and Baytex, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which GMP FirstEnergy may have received or may receive compensation. As an investment dealer, GMP FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement Agreement, Raging River or Baytex.
Scope of Review Conducted by GMP FirstEnergy

Raging River has requested this Fairness Opinion pursuant to the Engagement Agreement. In that regard, GMP FirstEnergy has, among other things, analyzed publicly available documents relating to Raging River and Baytex, along with confidential financial, operational and other information relating to Raging River and Baytex, including information derived from meetings and discussions with the management of Raging River and Baytex, as described below. Except as expressly described herein, GMP FirstEnergy has not conducted any independent investigations to verify the accuracy and completeness thereof.

In arriving at its Fairness Opinion, GMP FirstEnergy has reviewed and relied upon, among other things:

Information Concerning Raging River:

i)	the letter agreement dated June 4, 2018 between Raging River and Baytex;

ii)	the Arrangement Agreement;

iii)	the form of Area of Exclusion Agreements as referred to in the Arrangement Agreement;

iv)	the form of Raging River Support Agreements as referred to in the Arrangement Agreement;

i)
the audited financial statements and management’s discussion and analysis of Raging River for the years ended December 31, 2017, 2016 and 2015, together with the notes thereto and the auditor’s report thereon;

ii)	the unaudited financial statements and management’s discussion and analysis of Raging River for the three months ended March 31, 2018;

iii)	Raging River’s annual information forms for the fiscal years ended December 31, 2017, 2016 and 2015;

iv)	Raging River’s independent reserve reports effective December 31, 2017, prepared by Sproule Associates Ltd. and GLJ Petroleum Consultants Ltd.;

v)	Notices of annual meetings and management information circulars of Raging River for the fiscal years ended December 31, 2017, 2016 and 2015;

vi)	public information relating to the business, operations, financial performance and stock trading history of Raging River and other selected public companies GMP FirstEnergy considered relevant;

vii)	certain non-public information regarding Raging River, its business and projects, including budgets, forecasts, projections and estimates;

viii)
discussions with senior management of Raging River with respect to, among other things, the past and future operations of Raging River, Raging River's competitive position in the market, its prospects, pro-forma cash flows and other issues deemed relevant;

ix)	information obtained in due diligence discussions with the senior management and certain other employees of Raging River and Raging River’s legal counsel; and

x)	GMP FirstEnergy’s internal financial models and various other methods of analytical valuation.

Information Concerning Baytex:

i)	the form of Baytex Support Agreements as referred to in the Arrangement Agreement;

ii)
the audited financial statements and management’s discussion and analysis of Baytex for the years ended December 31, 2017, 2016 and 2015, together with the notes thereto and the auditor’s report thereon;

iii)	the unaudited financial statements and management’s discussion and analysis of Baytex for the three months ended March 31, 2018;

iv)	Baytex’s annual information forms for the fiscal years ended December 31, 2017, 2016 and 2015;

v)	Baytex’s independent reserve reports effective December 31, 2017, prepared by Sproule Unconventional Limited and Ryder Scott Company, L.P.;

vi)	the Indenture related to Baytex’s 5.125% Senior Notes due 2021 and 5.625% Senior Notes due 2024;

vii)	Notices of annual meetings and management information circulars of Baytex for the fiscal years ended December 31, 2017, 2016 and 2015;

viii)	public information relating to the business, operations, financial performance and stock trading history of Baytex and other selected public companies GMP FirstEnergy considered relevant;

ix)	certain non-public information regarding Baytex, its business and projects, including budgets, forecasts, projections and estimates;

x)
discussions with senior management of Baytex with respect to, among other things, the past and future operations of Baytex, Baytex's competitive position in the market, its prospects, pro-forma cash flows and other issues deemed relevant;

xi)	information obtained in numerous due diligence discussions with the senior management and certain other employees of Baytex and Baytex’s legal counsel; and

xii)	GMP FirstEnergy’s internal financial models and various other methods of analytical valuation.

In addition to the information detailed above, GMP FirstEnergy has:

i)	reviewed certain publicly-available information pertaining to current and expected future oil and natural gas prices, foreign exchange rates and other economic factors;

ii)
reviewed and considered capital market conditions, both current and expected, for the Canadian oil and natural gas industry in general, for selected oil producers operating in similar jurisdictions, and for Raging River and Baytex specifically;

iii)
reviewed the operating and financial performance and business characteristics of Raging River and Baytex relative to the performance and characteristics of select relevant oil and natural gas producers;

iv)
received representations contained in a certificate addressed to us from certain senior officers of Raging River and Baytex, respectively as to the completeness and accuracy of the information upon which the Fairness Opinion is based (the “Officers’ Certificates”); and

v)
reviewed other financial, securities market and industry information and carried out such other analyses and investigations as GMP FirstEnergy considered necessary and appropriate in the circumstances.

GMP FirstEnergy also conducted such other analyses, investigations, research and testing of assumptions as were deemed by GMP FirstEnergy to be appropriate or necessary in the circumstances. Raging River and Baytex granted GMP FirstEnergy access to their management groups and, to its knowledge, GMP FirstEnergy was not denied any information requested. A significant component of GMP FirstEnergy’s review consisted of discussions with management of Raging River and Baytex.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada ("IIROC") but IIROC has not been involved in the preparation or review of this Fairness Opinion.
Approach to Fairness
In arriving at our opinion as to whether the Consideration is fair from a financial point of view to the Raging River Shareholders, GMP FirstEnergy considered a number of factors including, but not limited to:

i)
the price of Raging River Shares, prior to giving effect to the Arrangement, based on certain internal forecasts of Raging River and GMP FirstEnergy, relative to trading multiples of selected public companies involved in the oil and natural gas industry;

ii)
a comparison of selected financial multiples, to the extent publicly available, of selected precedent transactions involving oil and gas producers and assets to the multiples implied by the Consideration;

iii)	a comparison of the Consideration to a discounted cash flow analysis of Raging River, including various sensitivities related to production levels and commodity prices;

iv)
the price of Baytex Shares, prior to giving effect to the Arrangement, based on certain internal forecasts of Baytex and GMP FirstEnergy, relative to trading multiples of selected public companies involved in the oil and natural gas industry;

v)
the price of Baytex Shares, prior to giving effect to the Arrangement, relative to selected financial multiples, to the extent publicly available, of selected precedent transactions involving oil and gas producers and assets;

vi)
the price of Baytex Shares, prior to giving effect to the Arrangement, relative to a discounted cash flow analysis of Baytex, including various sensitivities related to production levels and commodity prices;

vii)
the pro forma price of Baytex Shares, after giving effect to the Arrangement, based on certain internal forecasts of Raging River, Baytex and GMP FirstEnergy, relative to trading multiples of selected public companies involved in the oil and natural gas industry;

viii)
the revenue, cash flow, production and reserves that each of Raging River and Baytex would contribute to the combined entity relative to common share ownership and capitalization after giving effect to the Arrangement;

ix)	the liquidity of Raging River Shares, Baytex Shares and potential pro forma Baytex Shares; and

x)	other factors that GMP FirstEnergy deemed necessary and appropriate in the circumstances.

Key Assumptions and Limitations

GMP FirstEnergy has assumed and relied upon, with the Board's acknowledgement and subject to the exercise of its professional judgment, and not independently verified, the accuracy, completeness and fair representation of the data, advice, opinions, materials, information, representations, reports and discussions, including the Officers’ Certificates (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation and GMP FirstEnergy has assumed that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Raging River or any of its subsidiaries or of Baytex and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion. GMP FirstEnergy’s assumptions, the procedures GMP FirstEnergy adopted and the conclusions and opinions reached by GMP FirstEnergy are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to GMP FirstEnergy and relied upon in its analysis, GMP FirstEnergy has assumed that they have been reasonably prepared on bases reflecting reasonable assumptions, estimates and judgments of Raging River and Baytex, as appropriate, having regard to the plans, financial condition and prospects of Raging River and Baytex, as the case may be, and in rendering its Fairness Opinion GMP FirstEnergy expresses no view as to the reasonableness of such forecasts or budgets or the assumptions on which they are based.

GMP FirstEnergy believes that the analyses and factors considered in arriving at its Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by GMP FirstEnergy, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by GMP FirstEnergy and the conclusions reached in the Fairness Opinion. In arriving at its opinion, in addition to the facts and conclusions contained in the Information, GMP FirstEnergy has assumed, among other things, the validity and efficacy of the procedures being followed to execute the Arrangement Agreement and GMP FirstEnergy expresses no opinion on such procedures.

GMP FirstEnergy has, with respect to all accounting, legal and tax matters relating to the Arrangement Agreement and the implementation thereof, relied on the advice of accounting advisors and legal and tax counsel to Raging River, as applicable, including information disclosed in the Information Circular, and expresses no opinion thereon.

The Arrangement Agreement is subject to a number of conditions outside the control of Raging River and GMP FirstEnergy has assumed that the Transaction will be completed in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement thereof and in accordance with all applicable laws, that all conditions precedent to the completion of the Transaction can and will be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification.

In rendering this Fairness Opinion, GMP FirstEnergy expresses no view as to the likelihood that the conditions respecting the Transaction will be satisfied or waived or that the Transaction will be closed within the time frame indicated in the Information Circular. GMP FirstEnergy has also assumed that all of the representations and warranties contained in the Arrangement Agreement are true and correct in all material respects as of the date hereof.

In GMP FirstEnergy’s analysis in connection with the preparation of its Fairness Opinion, GMP FirstEnergy made numerous assumptions which it believes to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP FirstEnergy or Raging River.

The Fairness Opinion is rendered as of June 16, 2018 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Raging River and Baytex, as the case may be, as they were reflected in the Information provided to GMP FirstEnergy and as they were represented to GMP FirstEnergy in its discussions with the senior management of Raging River and Baytex, respectively. Any material changes therein may affect the Fairness Opinion and, although it reserves the right to change or withdraw the Fairness Opinion in such event, GMP FirstEnergy disclaims any undertaking or obligation to advise any person of any such change that may come to GMP FirstEnergy’s attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and is not intended to be, and does not constitute, a recommendation to purchase securities nor should it be construed as a recommendation to vote in favour of the Transaction. GMP FirstEnergy’s conclusion as to the fairness, from a financial point of view, of the consideration to be received under the Arrangement Agreement by the Raging River Shareholders is based on GMP FirstEnergy’s review of the Transaction taken as a whole, rather than on any particular element of the Transaction, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP FirstEnergy the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon and subject to all of the foregoing and such other matters as GMP FirstEnergy considered relevant, GMP FirstEnergy is of the opinion that, as of the date hereof, the consideration to be received by Raging River Shareholders pursuant to the Transaction is fair, from a financial point of view, to the Raging River Shareholders.

This Fairness Opinion may be relied upon by the Board for the purpose of considering the Transaction and making recommendations to Raging River Shareholders, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without GMP FirstEnergy’s express prior written consent. GMP FirstEnergy expressly consents to the duplication and inclusion of this Fairness Opinion in the Information Circular, as well as a summary thereof (in a form acceptable to GMP FirstEnergy) and to the filing thereof, as necessary, by Raging

River and/or Baytex with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

Yours very truly,
(signed) “GMP Securities L.P”

GMP Securities L.P.